UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AERCAP HOLDINGS, N.V.
(Name of Issuer)

Ordinary Shares, (euro) 0.01 par value per share
(Title of Class of Securities)

N00985106
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	N00985106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Annual Report on Form 20-F of AerCap Holdings N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), filed with the Securities and Exchange Commission on March 23, 2012, there were 149,232,426 ordinary shares, par value €0.01 per share (the “Shares”), of the Company outstanding as of December 31, 2012.  As of the filing date of this Schedule 13D Amendment No. 4, one or more funds and/or accounts managed by entities affiliated with Cerberus Capital Management, L.P. (the “Funds and Accounts”) hold 100% of the equity interests in Cerberus Fern Investor L.P. (“Cerberus Fern Investor”).  As of the filing date of this Schedule 13D Amendment No. 4, Cerberus Fern Investor owns 100% of the common shares of Cerberus Fern Holdings Ltd. (“Holdings I”) and Holdings I owns 100% of the common shares of Fern S.a.r.l. (“Fern I”, and, collectively with the Funds and Accounts, Cerberus Fern Investor and Holdings I, the “Cerberus Entities”).  As of the filing date of this Schedule 13D Amendment No. 4, Fern I holds 28,597,804 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities.  Thus, as of the filing date of this Schedule 13D Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 28,597,804 Shares, or 19.2% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and Board of Directors hold vested (i) options issued by Fern I which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”) and (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 4.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 27,851,839 Shares, or 18.7% of the Shares deemed issued and outstanding.

Item 4.                    Purpose of the Transaction.

Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:

On June 10, 2012, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which the Company will purchase 5,000,000 Shares from Fern I for a purchase price of $11.18 per share, or an aggregate purchase price of $55,900,000.  The closing of the transaction contemplated by the Share Purchase Agreement is conditioned upon the satisfaction of certain conditions by the parties.  The closing of the transaction contemplated by the Share Purchase Agreement is expected to occur during June 2012.

The description of the Share Purchase Agreement set forth herein is qualified in its entirety by reference to the complete Share Purchase Agreement, attached to this Schedule 13D Amendment No. 4 as an exhibit pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, the Cerberus Entities and any person or entity.

Item 5.                    Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

Based on the information set forth in the Annual Report on Form 20-F of the Company, filed with the Securities and Exchange Commission on March 23, 2012, there were 149,232,426 Shares outstanding as of December 31, 2012.  As of the filing date of this Schedule 13D Amendment No. 4, Fern I holds 28,597,804 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities.  Thus, as of the filing date of this Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 28,597,804 Shares, or 19.2% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and Board of Directors hold vested (i) Fern I Options and (ii) Holdings I Options, all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 4.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 27,851,839 Shares, or 18.7% of the Shares deemed issued and outstanding.

Since the filing of Schedule 13D Amendment No. 3 with the SEC, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity  for which  they  possess voting or investment control over the securities thereof.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The description of the Share Purchase Agreement set forth in Item 4 hereof is hereby incorporated by reference in its entirety.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

4.  Share Purchase Agreement, dated as of June 10, 2012, by and between Fern S.a.r.l. and AerCap Holdings N.V.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2012

/s/ Stephen Feinberg

Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).